June 2, 2006

The United States Securities and Exchange Commission

ATTN:  Brian Cascio, Accounting Branch Chief

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.   20549-0306

RE:      Biomet, Inc.

            Form 10-K for the fiscal year ended May 31, 2005

            Forms 8-K dated June 30, 2005

            File No. 1-15601

Dear Mr. Cascio:

We have received your letter dated May 4, 2006 providing certain comments with respect to the Biomet, Inc. (“Biomet”) Form 10-K for the fiscal year ended May 31, 2005, and 8-K filed June 30, 2005.  Our responses are set forth below and are keyed to the numbered comments set forth in your letter.  Supplemental information is also being provided as noted below.

STAFF COMMENT:

We note your response to prior comment one in our letter dated February 13, 2006.  We see that you allocated $26 million of your purchase price to in-process research and development expense (IPR&D) and that you do not believe this amount is material since it represents 9% of the purchase price and 5% of pre-tax net income.  However, we see that IPR&D is presented as a separate line item in your income statement of operations.  Please provide us with an analysis to support your conclusion that the IPR&D is not material.  Further, please clarify whether you will incur future costs relating to completion of these projects.  Significant future costs would indicate that these items will continue to have a material impact on your operations.  For guidance on analyzing materiality, please refer to SAB 99.  Alternatively, please revise your footnotes and MD&A in future filings to include the disclosures previously requested.

RESPONSE:

The Company will revise its footnote in future filings as follows:

With respect to the valuation of the Interpore in-process research and development expense, there were four projects valued.  Net cash flows were forecasted to commence between 2003 and 2006, discount rates of 20% to 30% were used, and assumed additional research and development expenditures prior to the date of initial product introduction totaled approximately $2 million, approximately $1 million in 2005 and in 2006.  The major project, a total lumbar disc replacement, represented $18 million of the valuation.  The total additional expenditures has not changed to date, but the time table for getting the total lumbar disc replacement to market has been extended to 2009 or 2010 due to regulatory requirements.

STAFF COMMENT:

We refer you to prior comment two in our letter dated February 13, 2006.  We note that you allocated $169 million or 63% of the purchase price to goodwill.  Since the amount allocated to goodwill is material, please revise future filings to include substantive disclosure of the factors that contributed to a purchase price that result in recognition of goodwill.  Your statement that the primary factor that contributed to a significant amount of goodwill was a negotiated price between a willing seller and a willing buyer is not substantive.  Rather, your discussion should focus on the aspects of Interpore's business that contributed to a purchase price in excess of tangible and intangible net assets acquired.  Refer to paragraph 51(b) of SFAS 141.

RESPONSE:

The Company will revise its footnote in future filings as follows:

The primary reason for making the Interpore acquisition was to broaden the product portfolio the Company offers in the spinal market.  Interpore's three major product groups include spinal implants, orthobiologic products and minimally-invasive surgery products used by orthopedic surgeons and neurosurgeons in a wide range of applications.  The purchase price of this acquisition exceeded the fair value of identifiable tangible and intangible assets. This reflects the strategic compatibility of the products and technologies of Interpore and EBI, which is expected to provide increased earnings power and an improved platform from which the combined entity can actively pursue growth opportunities in these product categories, both domestically and internationally.

In addition, the Company acknowledges that:

1.         The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.         The Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your questions and comments.  Please feel free to contact Brad Tandy, Biomet’s Vice President and Interim General Counsel, at (574) 372-1701 or me at (574) 372-1550, if you require further information or would like to discuss these issues further.

Very truly yours,

/s/ Gregory D. Hartman

Gregory D. Hartman

Chief Financial Officer

Biomet, Inc.